UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MakeMyTrip Limited

(Name of Subject Company (Issuer))

MakeMyTrip Limited

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2028

(Title of Class of Securities)

56087F AB0

(CUSIP Number of Class of Securities)

Dipak Bohra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

Telephone: (+91-124) 439-5000

with copy to:

Rajiv Gupta

Stacey Wong

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

+65 6536 1161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

On February 9, 2021, MakeMyTrip Limited (the “Company”) issued US$230,000,000 in aggregate principal amount of its 0.00% Convertible Senior Notes due 2028 (the “Notes”). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted.

As required by, pursuant to the terms of and subject to the conditions set forth in, the Indenture dated as of February 9, 2021 (the “Indenture”) for the Notes, by and between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), each holder (the “Holder”) of the Notes has the right to require the Company to repurchase the Notes on February 15, 2024 and February 15, 2026 (which is, respectively, approximately three and five years after the Notes were initially issued). The Company is the issuer of the Notes and is obligated, on the Repurchase Date (as defined in the Indenture) occurring on February 15, 2026, to purchase at par all of the Notes, if properly tendered by the Holders, subject to the terms and conditions set forth herein.

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each Holder of the Notes to require the Company to repurchase the Notes on February 15, 2026, as set forth in the Company’s Notice to the Holders dated January 12, 2026 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS  1 through 9.

The Company is the issuer of the Notes and is obligated, on the Repurchase Date (as defined in the Indenture) occurring on February 15, 2026 to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s Ordinary Shares, par value US$0.0005 per share (the “Ordinary Shares”) at the conversion rate of 25.8035 Ordinary Shares, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive office at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002, and the telephone number at this address is (+91-124) 439-5000. The Company’s registered office in the Republic of Mauritius is located at c/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius, 11324.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	The Company plans to report its fiscal 2026 third quarter unaudited interim consolidated financial and operating results before the US market opens on January 21, 2026 and expects to furnish, at that time, a Form 6-K with such earnings release with the Securities and Exchange Commission.

ITEM 12.	EXHIBITS.

(a) Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2028 issued by the Company, dated as of January 12, 2026.

(a)(5)(A)*	Press Release issued by the Company, dated as of January 12, 2026.

(b)	Not applicable.

(d)	Indenture, dated as of February 9, 2021, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

(g)	Not applicable.

(h)	Not applicable.

(b) Filing Fee Exhibits.

107* Filing Fee Table

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2028 issued by the Company, dated as of January 12, 2026.

(a)(5)(A)*	Press Release issued by the Company, dated as of January 12, 2026.

(d)	Indenture, dated as of February 9, 2021, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

107(b)*	Filing Fee Table

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MakeMyTrip Limited
By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Dated: January 12, 2026

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